INTERSHOP REPORTS THIRD QUARTER 2001 FINANCIAL RESULTS


HAMBURG,  GERMANY - OCTOBER 31, 2001 - INTERSHOP COMMUNICATIONS AG (NEUER MARKT:
ISH, NASDAQ: ISHP), a global provider of e-business software, today announced financial results for the third quarter of fiscal 2001, ended September 30, 2001.

Third quarter  revenue  totaled Euro 14.7 million  compared with revenue of Euro
22.0 million in the second quarter of 2001. The decline in revenue was primarily related to the continuing weak corporate IT spending environment and seasonal effects in the European markets. Sales were also impacted by Intershop's migration from a pure eCommerce platform provider to a vendor of higher-value industry-specific solutions.

In the continuing effort to reduce its future cost base, Intershop took one-time charges of Euro 21.1 million, including Euro 18.6 million for restructuring, Euro 1.0 million for exceptional legal fees and Euro 1.5 million in goodwill impairment charges. Restructuring charges relate to office space consolidation and headcount reductions.

Including one-time charges of Euro 21.1 million, the company reported a third quarter 2001 net loss of Euro 44.2 million or a net loss of Euro 0.5 per share. Excluding one-time charges, Intershop recorded a third quarter net loss of Euro
23.1 million or a net loss of Euro 0.26 per share during the third quarter of 2001. This compares to a net loss of Euro 24.7 million or a net loss of Euro
0.28 per share in the second quarter of 2001, excluding one-time charges of Euro
2.5 million in write-down of investments and Euro 1.1 million in restructuring charges.

Continued cost reduction measures reduced Intershop's quarterly cash burn to Euro 10.4 million in the third quarter of 2001, compared to Euro 20.1 million in the second quarter of 2001. Intershop ended the third quarter of 2001 with total liquidity including cash, cash equivalents, marketable securities, and restricted cash at Euro 45.2 million compared with Euro 55.6 million as of June 30, 2001.

                          THIRD QUARTER 2001 HIGHLIGHTS

o Focus on Enfinity industry solutions leads to increase in average deal size.
o Continued strong customer confidence as 14 new customer websites went live, including: Alcatel's "Aladin", Compaq, Electronic Arts, Hewlett-Packard's ePrime, Otto.de and Swarovski.
o Focus on indirect channel selling through high-quality partnerships with top consulting firms.

MANAGEMENT REVIEW

Intershop CEO Stephan Schambach commented, "The third quarter of 2001 presented a challenging business environment as weakness in global IT spending combined with the summer holiday-related slowdown continued in our core European market. Despite these factors, Intershop remained focused on its strategic and operational objectives. We successfully deployed our Enfinity Industry Solutions in the market place and initial customer response has been encouraging. Our Enfinity solution sales have generated larger average deal sizes and higher margins. These positive trends are fundamental to our strategy as we continue to make significant progress in dramatically lowering our global operating expenses and reducing our quarterly cash burn rate."

ENFINITY SOLUTIONS AND PRODUCT ROADMAP

The third quarter of 2001 marked an evolution in Intershop's e-business offering as Intershop migrated marketing efforts and ramped up the sales infrastructure from a platform model towards selling industry solutions. The quarter revealed some positive near term results as 45 percent of license revenue was generated from the Enfinity industry solutions. Recent deployments of the Enfinity industry solution include BMW, which selected Intershop's business-to-consumer
(B2C) marketplace solution to migrate their merchandizing and lifestyle shops onto a single Enfinity solution.

Mr. Schambach stated, "As we look to the fourth quarter of 2001 and beyond, we will continue to build on our Enfinity industry solution set and deploy new innovative e-commerce applications. On November 28th in Berlin, Intershop will announce the company's product roadmap incorporating a suite of ground breaking products into the Enfinity Solution. These products will redefine the future of e-business again and provide Intershop with additional revenue drivers to accelerate our path to profitability."

WINNING WITH PARTNERS

Intershop continued to intensify partner distribution channels during the third quarter with extensive efforts on joint lead generation, active pipeline management, and training on Intershop's industry-specific solutions. Hewlett Packard, one of Intershop's most important partners and largest customers, teamed to secure an Enfinity retail solution with Quelle, one of Europe's leading retailers. KPMG and Intershop worked together to supply BMW with an Enfinity B2C industry solution.

WORLDWIDE RESTRUCTURING PROGRAM

Intershop took one-time charges of Euro 21.1 million in the third quarter of 2001, including Euro 18.6 million in restructuring cost, Euro 1.0 million in exceptional legal fees, and Euro 1.5 million in goodwill impairment charges. Most of these charges relate to office space consolidation and headcount reductions, designed to bring Intershop's cost base in line with current and projected revenues. The workforce declined by 179 employees to 922 employees at the end of the third quarter. Including reductions that became effective in October 2001, the total workforce was reduced even further to 768 as of October 31st, 2001.

BUSINESS OUTLOOK

Wilfried Beeck, Intershop COO stated, "We expect total revenue for the fourth quarter 2001 will be higher than third quarter 2001 total revenues. Through the recent restructuring efforts, we have significantly reduced our overall cost basis. We anticipate our cost base excluding depreciation and amortization will be below 25 million Euros in the fourth quarter. At this reduced cost level, we are now able to break even with revenues of 22 to 25 million Euros. With IT sector recovery being pushed out at least 6 months into the future, we caution that EBITDA breakeven will most likely be achieved later than we previously expected."

INVESTOR CONFERENCE CALL INFORMATION

The company will hold a conference call (audio webcast at http://www.intershop.com, section investors) with CEO Stephan Schambach, COO Wilfried Beeck and Vice President of Finance Dirk Reiche to discuss Q3 results, the progress in the execution of Intershop's restructuring program as well as the company's outlook in more detail. The conference call is scheduled for Wednesday, October 31, 2001, 10:00 am Central European Time. A replay of the call will be made available via the Internet at http://www.intershop.com.

ABOUT INTERSHOP

Intershop Communications AG (Nasdaq: ISHP; Neuer Markt: ISH) is an established provider of enterprise e-business solutions. Intershop's standard e-business software Enfinity enables corporations to optimize their business processes, to cut operational costs and to increase their sales efficiency. Enfinity has consistently received high marks from industry analysts. Intershop has partnered with leading consulting companies and system integrators around the world to offer complete industry-specific solutions. Intershop's customer base includes some of the world's largest enterprises. The company was founded in 1992 and can be found at http://www.intershop.com.





INVESTOR RELATIONS:                                           PRESS:
Klaus F. Gruendel                                    Heiner Schaumann
T: +49-40-23709-128                                          T: +49-3641-50-1000
F: +49-40-23709-111                                          F: +49-3641-50-1002
k.gruendel@intershop.com                             h.schaumann@intershop.com

THIS NEWS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS REGARDING FUTURE EVENTS OR THE FUTURE FINANCIAL AND OPERATIONAL PERFORMANCE OF INTERSHOP. ACTUAL EVENTS OR PERFORMANCE MAY DIFFER MATERIALLY FROM THOSE CONTAINED OR IMPLIED IN SUCH FORWARD-LOOKING STATEMENTS. RISKS AND UNCERTAINTIES THAT COULD LEAD TO SUCH DIFFERENCE COULD INCLUDE, AMONG OTHER THINGS: INTERSHOP'S LIMITED OPERATING HISTORY, THE UNPREDICTABILITY OF FUTURE REVENUES AND EXPENSES AND POTENTIAL FLUCTUATIONS IN REVENUES AND OPERATING RESULTS, CONSUMER TRENDS, THE LEVEL OF COMPETITION, SEASONALITY, THE TIMING AND SUCCESS OF INTERNATIONAL EXPANSION EFFORTS, RISKS RELATED TO ELECTRONIC SECURITY, POSSIBLE GOVERNMENTAL REGULATION, AND THE ABILITY TO MANAGE A RAPIDLY GROWING BUSINESS. ADDITIONAL INFORMATION REGARDING FACTORS THAT POTENTIALLY COULD AFFECT INTERSHOP'S BUSINESS, FINANCIAL CONDITION AND OPERATING RESULTS IS INCLUDED IN INTERSHOP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THAT IN THE COMPANY'S FORM 20-F DATED JULY 2, 2001.


                           Intershop Communications AG
                Condensed Consolidated Balance Sheet (U.S.-GAAP)
                         (in thousands Euro; unaudited)

                                                                      September 30,     December 31,
                                                                          2001              2000
                                                                                  Euro
                                                                      ------------------------------

            ASSETS
Current assets:
      Cash and cash equivalents                                           11,787        84,062
      Marketable securities                                               25,577        28,349
      Restricted cash                                                      7,873           168
      Trade receivables, net of allowances for doubtful accounts of
              (Euro 13,979) and (Euro 5,181), respectively                17,199        36,984
      Prepaid expenses and other current assets                            9,865         7,793
                                                                        -------------------------
           Total current assets                                           72,301       157,357
Property and equipment, net                                               15,388        22,054
Investments                                                                    -         1,710
Goodwill and acquired intangible assets, net                              16,897        25,562
Other assets                                                               3,789         2,773
                                                                        -------------------------
           Total assets                                                  108,375       209,455
                                                                        =========================

            LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
      Current debt and current maturities of long-term debt                  129           193
      Accounts payable                                                     4,455        10,345
      Accrued restructuring costs                                         11,328             -
      Accrued liabilities                                                 18,264        17,973
      Deferred revenue                                                     5,605         6,817
                                                                        -------------------------
            Total current liabilities                                     39,780        35,328
Long Term liabilities                                                        184             -
Deferred revenue                                                             121           158
                                                                        -------------------------
            Total liabilities                                             40,085        35,486
                                                                        -------------------------

Shareholders' equity
      Common stock, stated value Euro 1 - authorized:
             154,187,975 shares; outstanding: 88,191,321
             and 88,003,016 shares at September 30, 2001 and
             December 31, 2000, respectively                              88,191        88,003
      Paid-in capital                                                    168,915       168,585
      Accumulated deficit                                               (191,439)      (84,328)
      Accumulated other comprehensive income                               2,621         1,709
                                                                        -------------------------
            Total shareholders' equity                                    68,289       173,969
            Total liabilities and shareholders' equity                   108,375       209,455
                                                                        =========================


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




                           Intershop Communications AG
           Condensed Consolidated Statement of Operations (U.S.-GAAP)
            (in thousands Euro, except per share amounts; unaudited)


                                                              Three Months Ended        Nine Months Ended
                                                                September 30,             September 30,
                                                               2001        2000        2001         2000
                                                                     Euro                     Euro
                                                              --------------------------------------------

Revenues:
      Licenses                                                  2,803     19,618      16,360       59,568
      Services, maintenance and other revenue                  11,929     15,593      40,634       33,186
                                                              --------------------------------------------
      Total revenues                                           14,732     35,211      56,994       92,754

Cost of revenues:
      Licenses                                                    396        705       2,160        3,986
      Services, maintenance and other revenue                   9,558     11,825      33,952       26,031
                                                              --------------------------------------------
      Total costs of revenues                                   9,954     12,530      36,112       30,017

      Gross Profit                                              4,778     22,681      20,882       62,737

Operating expenses:
      Research and development                                  3,762      3,178      12,537        6,712
      Sales and marketing                                      13,008     23,227      51,251       48,545
      General and administrative                               11,227      5,047      35,355       14,356
      Goodwill and intangible asset amortization                3,967        442       8,704          475
      Restructuring costs                                      18,567          -      21,562            -
                                                              --------------------------------------------
      Total operating expenses                                 50,531     31,894     129,409       70,088

Operating income (loss)                                       (45,753)    (9,212)   (108,527)      (7,351)
Other income (expense), net:
      Interest income                                           1,226        213       3,351          438
      Interest expense                                             (5)      (347)        (17)        (486)
      Write-down of investments                                     -          -      (2,482)           -
      Other income                                                300       (464)        564          551
                                                              --------------------------------------------
      Total other income                                        1,521       (598)      1,416          503

Net Income (loss)                                             (44,232)    (9,810)   (107,111)      (6,848)
                                                              --------------------------------------------
Basic earnings (loss) per share                                 (0.50)      0.12       (1.22)       (0.08)
                                                              ============================================
Shares used in computing:
                                                              --------------------------------------------
      For basic earnings (loss) per share                      88,182     83,756      88,115       83,032
                                                              --------------------------------------------


                           Intershop Communications AG
            Condensed Consolidated Statement of Cashflows (U.S.-GAA)
                         (in thousands Euro; unaudited)

                                                           Nine Months Ended
                                                             September 30th
                                                                 Euro
                                                      2001                2000
                                                     ---------------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income                                   (107,110)           (6,849)
Adjustments to reconcile net loss to cash used in
   operating activities:
Depreciation and amortization                         12,227             3,883
Amortization of goodwill                               8,704                 -
Depreciation of investments                            2,482                 -
Provision for doubtful accounts                       12,348             1,691
Amortization of deferred compensation                      -               231
Gain on disposal of marketable securities             (1,216)                -
Change in:
Accounts receivable                                    7,437           (26,158)
Prepaid expenses and deposits                         (2,072)          (14,197)
Other assets                                          (1,016)             (341)
Accounts payable                                      (5,890)              974
Deferred revenue                                      (1,249)              (79)
Accrued restructuring liability                       11,328                 -
Accrued expenses and other liabilities                   410            11,165
                                                     ---------------------------
Net cash used in operating activities                (63,617)          (29,680)

CASH FLOWS FROM INVESTING ACTIVITIES:
Cash paid for acquisitions, net of cash acquired           -            (2,424)
Restricted cash                                       (7,705)              (47)
Purchases of equipment, net of capital leases         (5,561)          (15,299)
Sale proceeds on disposal of marketable securities    81,487                 -
Purchase of marketable securities                    (78,163)                -
                                                     ---------------------------

Net cash used in investing activities                 (9,942)          (17,770)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from sale of common stock                       519            56,572
Proceeds from debt issuance                                -            10,758
Collection on notes receivable from stockholders           -               141
Repayments of indebtedness                                 -            (2,033)
                                                     ---------------------------

Net cash provided by financing activities                519            65,438
                                                     ---------------------------
Effect of change in exchange rates on cash               765             2,598
                                                     ---------------------------

Net change in cash and cash equivalents              (72,275)           20,586

Cash and cash equivalents, beginning of period        84,062            12,065
                                                     ---------------------------
Cash and cash equivalents, end of period              11,787            32,651
                                                     ===========================


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


                          Intershop Communications AG
Consolidated Statement of Convertible Redeemable Preferred Stock and Shareholders' Equity

                         (in Euros, unaudited, US GAAP)


                                          Convertible
                                          Redeemable
                                        Preferred Stock                    Common Stock                     Notes         Deferred
                                        Shares   Amount       Shares       Stated Value      APIC         Receivable    Compensation
                                        --------------------------------------------------------------------------------------------

Balance, December 31, 1999                   -        -     84,390,520     16,878,104      48,169,469      (140,712)      (273,221)
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Private Placement of Common Stock,
  net                                                          500,000        100,000      38,900,000
Issuance of Common Stock for
  Secondary Offering, net                                    1,675,000        335,000     111,876,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                    280,000         56,000         (56,000)
Issuance of Common Stock for
  Acquisitions                                                 275,011        275,011      22,585,641
Exercise of stock options                                      882,485        334,149       4,634,532
Capital Contribution (net of tax)                                                          12,500,000
Collections on notes receivables
  from stockholders                                                                                         140,712
Amortization of deferred
  compensation                                                                                                             273,221
Allocation of par value resulting
  from stock split                                                         70,024,752     (70,024,752)
                                        --------------------------------------------------------------------------------------------
Balance, December 31, 2000                   -        -     88,003,016     88,003,016     168,584,890             -              -
                                        ============================================================================================
Net loss
Foreign currency translation
  adjustments
Unrealized Gain (Loss) on Available
  for Sale Security, net
Exercise of stock options                                      188,305        188,305         330,260
                                        --------------------------------------------------------------------------------------------
Balance, September 2001                      -        -     88,191,321     88,191,321     168,915,150             -              -
                                        ============================================================================================
Net loss


                                                                               Total             Cumulative
                                          Accumulated     Comprehensive     Stockholders'       Comprehensive
                                            Deficit       Income (Loss)        Equity            Income(Loss)
                                        ---------------------------------------------------------------------

Balance, December 31, 1999                (45,405,627)        3,637,421        22,865,434       (14,715,994)
                                        ===================================================================
Net loss                                  (38,922,625)                        (38,922,625)      (38,922,625)
Foreign currency translation
  adjustments                                                 1,522,627         1,522,627         1,522,627
Unrealized Gain (Loss) on Available
  for Sale Security, net                                     (3,451,177)       (3,451,177)       (3,451,177)
Private Placement of Common Stock,
  net                                                                          39,000,000
Issuance of Common Stock for
  Secondary Offering, net                                                     112,211,000

Conversion of preferred stock of
  subsidiary to common stock of
  parent, net of share amounts not
  converted                                                                             -
Issuance of Common Stock for
  Acquisitions                                                                 22,860,652
Exercise of stock options                                                       4,968,681
Capital Contribution (net of tax)                                              12,500,000
Collections on notes receivables
  from stockholders                                                               140,712
Amortization of deferred
  compensation                                                                    273,221
Allocation of par value resulting
  from stock split                                                                      -
                                        -------------------------------------------------------------------
Balance, December 31, 2000                (84,328,252)        1,708,871       173,968,525       (40,851,175)
                                        ===================================================================
Net loss                                 (107,110,458)                       (107,110,458)     (107,110,458)
Foreign currency translation
  adjustments                                                   669,017           669,017           669,017
Unrealized Gain (Loss) on Available
  for Sale Security, net                                        243,610           243,610           243,610
Exercise of stock options                                                         518,565
                                        -------------------------------------------------------------------
Balance, September 30, 2001              (191,438,710)        2,621,498        68,289,259      (106,197,831)
                                        ===================================================================


11